Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

June 18, 2018

By EDGAR

Securities and Exchange Commission
100 F St., N.E.

Mail Stop 3030
Washington DC 20549

Attention:	Russell Mancuso
Branch Chief

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.
Draft Offering Statement on Form 1-A
Originally Submitted December 29, 2017
CIK No. 001725430

Ladies and Gentlemen:

On behalf of our client, Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), set forth below are responses to the comment letter dated January 24, 2018 from the staff regarding the above-captioned offering statement filed by the Company under the Securities Act of 1933. The numbered paragraphs and headings below correspond to the headings and numbers in the comment letter and references below to exhibits and page numbers in the preliminary offering circular mean the exhibits and pages in the first amendment to the Form 1-A filed concurrently herewith (“Amendment No. 1”). For your reference, preceding each response in bold we have reproduced in italics the comment that corresponds thereto. In addition to the responses below, Amendment No. 1 reflects new financial information as of and for the period ended March 31, 2018 as well as developments at the Company since the original filing on December 29, 2017.

The GBS System, Page 1

1.       In an appropriate section of your document, state clearly the status of development of the GBS System. Include the material hurdles that remain before development is complete and you can sell the product that you describe. Your revised disclosure should indicate clearly whether you have developed a functioning product with the capabilities you disclose, and if so, why additional development and testing is required.

Response:

1.       The requested disclosure has been made in “Offering Summary” on page 13 and in “Business” on page 64.

Proposed Listing, Page 8

2.       State clearly, if true, that your securities might not ever be listed on the Nasdaq, and investors might not know at the time that their investment decision becomes irrevocable whether your securities will be so listed. Include in your offering circular any appropriate risk factors regarding information that investors will not know at the time their investment becomes irrevocable. For example, will investors know the identity of your directors, or whether you will be relying on a controlled company exemption to exchange listing requirements? In this regard, in an appropriate section of your document addressing irrevocability, please clarify whether (1) you will issue shares upon receipt of an investor’s funds after the initial closing or (2) you will place those funds in escrow until you elect to conduct another closing.

Response:

2.       The requested disclosure has been made on the cover page of the preliminary offering circular and on pages 16, 41 and 53, including the addition of new risk factor on page 41. Please note that the Board has been expanded and disclosed in Amendment No. 1, thus obviating the comment thereon, although at least one additional U.S.-based Board will be added to the Board prior to qualification of the Offering Statement. Also disclosed in Amendment No. 1 are that the Company will be relying on the controlled company exemption and the details of the proposed escrow arrangement.

Investment Limitations . . ., page 51

3.       Reconcile your disclosure that the investment limitations apply only if you are unable to obtain a national securities exchange listing with Rule 251(d)(2)(i)(C) which refers to the securities listed on a national securities exchange upon qualification. It appears that you will not know whether your securities will be listed until after your offering is closed.

Response:

3.       The requested disclosure has been made on page 54.

Description of Business, page 54

4.       State briefly the location and general character of your principal properties. In this regard, provide us your analysis that demonstrates that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering pursuant to Regulation A Rule 251. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation 182.03 available on the Commission’s website.

Response:

4.       Company is a Delaware corporation whose business is conducted from its headquarters at its premises at 733 3rd Ave, 15th Floor, New York, NY.  In addition, to further match the referenced C&DI and support its status of having its “principal place of business” in the United States, the Company notes the following factors as of the date hereof and reflected in Amendment No. 1:

•	Following recent appointments, the Company’s board of directors was increased to five persons, a majority of whom worked and lived in the United States, until one of the new directors, Dr. Yong-Jiang Hei, announced his relocation to China. While this is in keeping with his perceived qualifications, it changed what was intended as majority United States board. The Company intends to add at least one board member in the United States to ensure that at least half, if not a majority, of the Board will reside and work in the United States.
•	The board’s meetings when held in person will be held at the Company’s headquarters in New York, and when by telephone organized from the Company’s headquarters in New York.
•	The Company has an agreement with its director, Dr. John Caminis, who works and lives in the United States, that he will serve as the Company’s Chief Operating Officer and Executive Vice President and be formally tasked with more direction, control and coordination of the Company’s activities than any other officer. The activities to be led by Dr. Caminis out of New York, as reflected in Amendment No. 1, will include the following:
o	Preparation and implementation of medical affairs strategy
o	Pre-launch activity, market access, regulatory, reimbursement, advocacy and awareness
o	Medical affairs operations, including medical information service, post-market surveillance, promotional materials
o	Training and education programs – health care professionals, patients, brand and distributor teams
o	Scientific due diligence as needed
o	Host and manage meetings with other executives at the Company’s New York headquarters
o	Assist in sourcing potential U.S.-based employees
o	Oversight of day-to-day affairs of the Company
o	Participation in strategic decision-making and long-range planning
o	Supervision of employees in New York
o	Direct line of reporting to the Board
•	Dr. Caminis, is located in the United States and will work out of the Company’s New York headquarters. There is currently one additional full time employee working at the company’s New York headquarters.
•	The Company intends to use the proceeds of the offering for purposes, among others, of hiring additional full time staffing at its New York headquarters.
•	The Company’s initial development staffing has included and continues to include in part non-U.S. persons “leased” from its sole shareholder necessitated by its early-stage condition. The Company’s development to date indicates a focus on the New York headquarters and the Company intends that its “leased’ staffing would diminish as its United States employment grows.
•	The Company continues to develop its management team and expects to further solidify its U.S. management presence.

Accordingly, the Company respectfully submits that in intention and fact its principal place of business is in the United States for purposes of Rule 251 under Regulation A.

Security Ownership . . ., page 88

5.       Please identify the natural persons who have or share voting and/or dispositive power over the shares held by Life Science Biosensor Diagnostics. Also, show us your calculations demonstrating how the information on page 7 and in the last column of this table will change as a result of this offering and the transactions mentioned in Notes 7 and 10 on page F-15. In this regard, it is unclear how this transaction is an “IPO” as contemplated by the notes given that the transaction is not registered.

Response:

5.      The sole beneficial owner (having sole voting and dispositive power) over all of the issued and outstanding shares of common stock of the Company is Life Science Biosensor Diagnostics Pty Ltd., an Australian entity (“LSBD”). The information added to the table on page 15 in “Offering Summary – The Offering” now discloses that ownership and percentage on a post-closing basis upon the events of both minimum and maximum offerings.

This transaction is being treated as an IPO as disclosed because, even though it is not registered, the definition of “IPO” for purposes of the conversion or exercise of the securities of existing investors, in each case, includes a Regulation A qualified offering:

•	In the Certificate of Designations of Series A Convertible Preferred Stock filed as Exhibit 3.1, the definition includes an offering “…qualified on Form 1-A by the United States Securities and Exchange Commission…”

•	In the Warrants issued in connection with such preferred stock, the form of which is filed as Exhibit 3.2, the definition is identical to that cited above.

•	In the Company’s Convertible Promissory Notes, the form of which is filed with Amendment No. 1 as Exhibit 3.3 and supersedes the previously filed Exhibit 3.3, the definition provides that such notes automatically convert upon “closing of the Company’s initial public offering that is registered (or qualified if made under Regulation A)”.

Accordingly, while the term “IPO” may connote a registered public offering, for purposes of existing investors, and as disclosure to the investors in this Offering, the Company believes that it is the closing of this Regulation A offering as an “IPO” that is pertinent and disclosed in the referenced footnotes to the financial statements.

Audit Opinion, page F-3

6.       Provide a revised opinion from your independent accountants that specifically states the period covered by each financial statement identified in the audit report. Refer to PCAOB Auditing Standard 3101.08.

Response:

6.       The requested disclosure has been made on page F-20.

Note 10: Subsequent Events, page F-15

7.       Revise your financial statements and related notes to give retroactive effect to the stock split. Refer to SAB Topic 4(C) and ASC 260-10-55-12.

Response:

7.       The requested disclosure has been made on page F-31.

8.       Revise to separately disclose the amount of proceeds received subsequent to year-end from (i) the convertible note offering and (ii) the ordinary and preferred share offering. Also, disclose the number of shares issued subsequent to the year-end.

Response:

8.       The requested disclosure has been made on pages F-31 and F-17. There were no additional convertible notes issued subsequent to March 31, 2018.

Part III

Exhibits, page 101

9.       File as exhibits the agreements governing the escrow mentioned on page 44, the lock-up agreement mentioned on page 46, the agreements mentioned on page 49, and the services agreement mentioned on page 89.

Response:

9.       The exhibit list has been updated. In particular, the escrow agreement has been filed as exhibit 8.1. However, the Company intends to file the lock-up agreement and the services agreements in the future, as well as applicable underwriter documentation.

*   *   *   *   *

Acknowledgements

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon

Gary J. Simon

cc:	Harry Simeonidis
Dr. John Caminis